September 28, 2006


VIA FACSIMILE & U.S. MAIL
-------------------------

Mr. Gopal Dharia
Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E., Mail Stop 3720
Washington, D.C.  20549

Re:      PATRIOT SCIENTIFIC CORP.
         Item 4.02(a) of Form 8-K filed on September 13, 2006, as amended on September 15, 2006 File No. 0-22128

Dear Mr. Dharia:

         Thank you for your letter dated September 19, 2006 regarding the above 8-K. Patriot Scientific Corporation (the "Company") is in the process of having its financial information re-audited by its current auditors and plans to file its 10-KSB for the year ended May 31, 2006 on or before October 15, 2006. In addition, we plan to file our amended financial information covering the years ended May 31, 2002, 2003, 2004 and 2005, as soon thereafter as practicable, and concurrently, if possible. We have included your comment and our response, below.

Accounting comments:
--------------------

Please disclose in your amended filings if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the years ended the previous years ended May 31, 2005, 2004, 2003 and 2002, and the quarterly reports for the quarters ended August 31, 2005, November 30, 2005 and February 28, 2006. Also revise Item 4.2 to disclose what effect the errors had on your current evaluation of disclosure controls and procedures as of the year ended May 31, 2006.

Response:
---------

We plan to include the following in our Report on Form 10-KSB for the year ended May 31, 2006 in order to disclose the effect of previous accounting errors on our current evaluation of disclosure controls and procedures as of the year ended May 31, 2006:

          Evaluation of Disclosure Controls and Procedures

          As required by Rule 13a-15(e) under the Exchange Act, as of May 31, 2006, the end of the period to which this annual report relates, we have carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.

          Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of May 31, 2006, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective due to the following two discrete issues, that pertain to material weaknesses, discussed in more detail, below.

          Notwithstanding the material weaknesses discussed below, the Company's management has concluded that the consolidated financial statements included in this Annual Report on Form 10-KSB fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

          Effect of Restatement on Disclosure Controls

          As disclosed in Item 8B herein, the Audit Committee of our Board of Directors authorized us to amend and restate our financial statements and other financial information for the year ended May 31, 2005, and the quarters ended August 31, 2005, November 30, 2005, and February 28, 2006, as a result of a change in judgment regarding (i) the accounting treatment for our previously outstanding convertible debentures and (ii) our accounting treatment of our interest in Phoenix Digital Solutions, LLC. The issue pertaining to the convertible debentures also relates to the previous years ended May 31, 2004, 2003, 2002. See the Notes to the 2006 consolidated financial statements for more information.

          In connection with the restatement, and in light of the change in judgment which gave rise to it, our Chief Executive Officer and our Chief Financial Officer considered the effect of the error on the adequacy of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-KSB for the year ended May 31, 2006. The certifying officers determined that disclosure controls and procedures were not effective as a consequence of the material weaknesses described below.

          A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of the restatements described above, the following material weaknesses were identified in the Company's assessment of the effectiveness of disclosure controls and procedures as of May 31, 2006:

          i) The Company did not maintain effective controls over the identification of a variable conversion feature and put option embedded within its convertible debt instruments and the determination of the appropriate accounting treatment for those debt instruments.

          ii) The Company did not maintain effective controls over the accounting for its investment in Phoenix Digital, LLC and the determination of the appropriate accounting treatment for the investment.

          As a result of these weaknesses, management has taken steps, including the retention of new and additional accounting personnel, and continues to monitor the controls and procedures, to ensure that the errors will not occur again and that the Company's disclosure controls and procedures are operating at the reasonable assurance level. In addition, management has engaged our current auditors to perform a re-audit of the fiscal years ended May 31, 2005, 2004, 2003 (including the beginning balances for 2002).

We also plan to include in our amended filings disclosure relating to whether our certifying officers have considered the effect of the error on the adequacy of our disclosure controls and procedures as of the end of the years ended May 31, 2005, 2004, 2003 and 2002, and for the quarters ended August 31, 2005, November 30, 2005 and February 28, 2006.

         We hereby confirm that we are aware of our obligations under the Securities Exchange Act of 1934 as they relate to the above referenced filings. We acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (760) 547-2700 with any questions regarding this matter.

Sincerely,


/s/ Thomas J. Sweeney
---------------------------
Thomas J. Sweeney, Chief Financial Officer
PATRIOT SCIENTIFIC CORPORATION

 cc:     Otto E. Sorensen, Esq.
         Carrie H. Darling, Esq.